HELIOS HIGH YIELD FUND
Proxy Results (Unaudited)
December 31, 2010

At the Annual Meeting of Stockholders of the Helios High Yield Fund held on November 22, 2010, stockholders voted on a proposal to elect Trustee Nominees to the Board of Trustees of the Fund.  A description of the proposal and the shares voted in favor, shares voted against and shares abstaining with respect to the proposal were as follows:

TRUSTEES	FOR	AGAINST	ABSTAIN
Rodman L. Drake	5,730,097	204,403	-
Diana H. Hamilton	5,776,520	157,980	-